As filed with the Securities and Exchange Commission on May 21, 2007
Securities Act File No. 333-111561
Investment Company Act File No. 811-21480

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
ISSUER TENDER OFFER STATEMENT
(Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934)
Amendment No. 1

THE TOPIARY FUND FOR BENEFIT PLAN INVESTORS (BPI) LLC
(Name of Issuer)

THE TOPIARY FUND FOR BENEFIT PLAN INVESTORS (BPI) LLC
(Name of Person(s) Filing Statement)

Limited Liability Company Interests
(Title of Class of Securities)
890716 10 3
(CUSIP Number of Class of Securities)

John H. Kim Director and Senior Counsel Deutsche Asset Management 345 Park Avenue New York, New York 10154 (212) 454-6849
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:
John A. MacKinnon, Esq. Sidley Austin LLP 787 Seventh Avenue New York, New York 10019 (212) 839-5300

November 13, 2006
(Date Tender Offer First Published,
Sent or Given to Security Holders)

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on November 13, 2006 by The Topiary Fund for Benefit Plan Investors (BPI) LLC (the “Fund”), in connection with an offer by the Fund to repurchase up to $8,725,593.61 of limited liability company interests (“Interests”) on the terms and subject to the conditions set forth in the Offer to Repurchase and the related Letter of Transmittal.  Copies of the Offer to Repurchase and Letter of Transmittal were previously filed as Exhibits (a)(1)(ii) and (a)(1)(iii) to the Statement on November 13, 2006.  The Topiary Master Fund for Benefit Plan Investors (BPI) LLC (the “Master Fund”) made a concurrent offer to repurchase interests (“Master Fund Interests”) in the Master Fund for a value equivalent to the value of the Interests that the Fund offered to repurchase (the “Master Fund’s Offer”).

This is the final amendment to the Statement and is being filed to report the results of the Offer.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Repurchase.

The following information is furnished pursuant to Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended (the “1934 Act”):

1.	The Offer expired at 12:00 midnight, Eastern Time, on December 13, 2006.

2.	For Members who tendered all of their Interests in the Fund (and which all were accepted for repurchase by the Fund), the Valuation Date pursuant to the Offer was December 31, 2006.

3.
$4,758,220.32 of Interests were validly tendered to, and not withdrawn from, the Offer, and $4,758,220.32 of Interests were accepted for purchase by the Fund in accordance with the terms of the Fund’s Offer and as permitted by Rule 13e-4(f)(1)(ii) of the 1934 Act.  No Master Fund Interests were tendered to the Master Fund’s Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE TOPIARY FUND FOR BENEFIT PLAN INVESTORS (BPI) LLC /s/ Marielena Glassman Name: Marielena Glassman Title: Treasurer
May 21, 2007

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE TOPIARY MASTER FUND FOR BENEFIT PLAN INVESTORS (BPI) LLC /s/ Marielena Glassman Name: Marielena Glassman Title: Treasurer
May 21, 2007